

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 8, 2008

Mr. Robert Wang
Principal Chief Executive Officer
Avani International Group Inc.
108-2419 Bellevue Ave.
West Vancouver, British Columbia V7V 4T4
Canada

> **Re:** **Avani International Group Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 10, 2008**
> **File No. 1-14415**

Dear Mr. Wang:

We have reviewed your supplemental response and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Management's Report on Internal Controls over Financial Reporting

1. We note your proposed disclosure for the Company's revised 10-KSB, filed August 18, 2008. Please note that management must reach separate conclusions regarding the effectiveness of disclosure controls and procedures and the effectiveness of the Company's internal control over financial reporting, as required by Items 307 and 308T of Regulation S-B, respectively. These conclusions should be clearly and separately stated under the headings

'Evaluation of Disclosure Controls and Procedures' and 'Management's Report on Internal Control Over Financial Reporting', respectively.

In your proposed disclosures, your management has concluded in conflicting manners on the effectiveness of disclosure controls and procedures. Under the caption 'Evaluation of Disclosure Controls and Procedures', your management concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Within the caption titled 'Management's Report on Internal Control Over Financial Reporting', management has concluded that disclosure controls and procedures were not effective as of the end of the fiscal year. Please revise your disclosures to provide one such conclusion on disclosure controls and procedures under the title, 'Evaluation of Disclosure Controls and Procedures', as required by Item 307 of Regulation S-B. Also, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report.

In addition, please revise your disclosures under 'Management's Report on Internal Control Over Financial Reporting' to provide a separate conclusion by management regarding the effectiveness of the Company's internal control over financial reporting as of December 31, 2007.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

As previously requested, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated

You may contact Dave Walz at (202) 551-3358 or Tia Jenkins at (202) 551-3790 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services